Exhibit 21.1

Albany Molecular Research, Inc.
Subsidiaries

AMRI Bothell Research Center Inc.

AMRI Rensselaer, Inc.

Albany Molecular Research Singapore Research Centre, PTE. LTD.

Albany Molecular Research Hyderabad Research Centre, PTE. LTD.

AMRI India Pvt. Ltd.

AMR Mauritius Pvt. Ltd.

AMRI Netherlands B.V.

FineKem Laboratories Pvt. Ltd.

Albany Molecular Luxembourg S.à r.l.

AMRI Hungary Zrt.

Excelsyn, Ltd.

Excelsyn Molecular Development Limited